Exhibit (a)(3)

FEG EQUITY ACCESS FUND LLC

AMENDMENT OF LIMITED LIABILITY COMPANY OPERATING AGREEMENT

WHEREAS, pursuant to Section 8.1(a) of the March 12, 2010 Limited Liability Company Operating Agreement (the “Agreement”) of FEG Equity Access Fund LLC (the “Company”), this Amendment to that Agreement has been consented to in writing by the Board of Directors (the “Board”) of the Company.

NOW, THEREFORE, Section 4.6(b)(3) of the Agreement is hereby amended as follows:

“Payment for Interests, accepted by the Company for repurchase will be made in whole or in part in accordance with Section 4.6(b)(6).  The amount due to any Member tendering all of its Interest in the Company will be equal to the value of the Member’s Capital Account based on the estimated unaudited net asset value of the Company’s assets as of the effective date of repurchase (the “Full Repurchase Valuation Date”), after giving effect to all allocations to be made to the Member’s Capital Account as of such date.  The Full Repurchase Valuation Date will be approximately 65 days, and in no event less than 60, after the Repurchase Request Deadline.  Members who tender a portion of their Interests in the Company (defined as a specific dollar value) in their repurchase request, and which portion is accepted for repurchase by the Company, shall receive such specified dollar amount.”

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of February 15, 2012.

As Directors

/s/ Gregory M. Dowling	/s/ Scott B. Harsh
Gregory M. Dowling	Scott B. Harsh

/s/ J. Alan Lenahan	/s/ Christopher M. Meyer
J. Alan Lenahan	Christopher M. Meyer

/s/ Gary R. Price	/s/ Rege S. Eisaman
Gary R. Price	Rege S. Eisaman